Exhibit 10.20

December 31, 2014

Dear Patrick,

You play an extremely important role in PayPal and we appreciate the professionalism you are demonstrating as Dan identifies his leadership team. This letter is to confirm the arrangements that you will receive in the event that you conduct an orderly transition with the newly hired CFO of PayPal and you do not take a different role in PayPal. We define an orderly transition as you continuing to fulfill your current responsibilities as PayPal’s CFO with your usual professionalism and diligence through an agreed upon separation date that will be no longer than 30 days after the start date of the new CFO. Upon your separation, you will receive:

•	Prorated eIP bonus for 2015[1]: $170,625
•	1X Target Cash[2]: $866,250
•	Value of the equity vesting through the later of the twelve months following your termination date or April 1, 2016[3]: estimated at approx. $1.8 M @ $50.

For the sake of clarity

–	You remain employed at will and subject to our arbitration agreement and proprietary and invention agreement
–	Other than stated above, your existing terms of employment remain unchanged and will expire at termination, including existing compensation, benefits and annual supplemental bonus of $50,000. You will not receive a salary increase or equity award during the April 2015 focal.
–	Your 2014 bonus will be provided assuming the company bonus pays out. The individual portion of your 2014 eIP will be calculated based on 100% payout. (This is before any adjustment that may be required based on company performance.) In the unlikely event that the new CFO is hired and your transition is completed before the bonus is paid, this serves as confirmation that you will still be entitled to your bonus. It will be paid at the time that the bonus is paid for all employees.

We appreciate your continued support as we work through the separation of our business.

Sincerely,

Beth Axelrod

1 Estimated at target for 6 months of 2015 based on current annual salary and a 65% bonus target. Payment to be made within two pay periods of your separation from company. Actual amount will be based on actual time worked in 2015. (Taxable).

2 Estimated based on current annual salary and target bonus of 65%. Payment to be made within two pay periods of your separation date and subject to signed standard waiver. (Taxable)

3 The estimated equity value provided is based on an assumed separation date of June 2015 and equity vesting in the next twelve months from this date.

The value of the restricted stock units that would have vested in the twelve months after your termination will be converted to a dollar value by multiplying the numbers of shares that would have vested times the average of the closing price of eBay common stock as reported in the NASDAQ Global Selected Market for the period of 10 consecutive trading days ending on (and including) the last trading day prior to your separation date. (Taxable)

The value of the options that would have vested in the twelve months after your termination will be converted to a dollar value by multiplying the number of shares what would have vested times the greater of the difference of the average of the closing price of eBay common stock as reported in the NASDAQ Global Selected Market for the period of 10 consecutive trading days ending on (and including) the last trading day prior to your separation date minus the exercise price and the option strike price or zero. (Taxable)

The value of the PBRSUs that have already been granted before your termination date and would have vested in the twelve months after your termination will be converted to a dollar value by multiplying the numbers of shares that would have vested times the average of the closing price of eBay common stock as reported in the NASDAQ Global Selected Market for the period of 10 consecutive trading days ending on (and including) the last trading day prior to your separation date. (Taxable)